Exhibit 99.4

Signing Day Sports, Inc.

As of December 31, 2025 (Successor) and December 31, 2024

(Predecessor) and Years Ended December 31, 2025 and 2024

(Predecessor)

i

Report of Independent Registered Public Accounting Firm

Certified Public Accountants and Advisors

A PCAOB Registered Firm

713-489-5635 bartoncpafirm.com Cypress, Texas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Signing Day Sports, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Signing Day Sports, Inc. (the Company) as of December 31, 2025 and 2024, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained significant losses and negative cash flows from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in that regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As described in Note 1 to the financial statements, the Company has sustained significant losses and negative cash flows from operations and is dependent on debt and equity financing to fund operations. If the Company is unable to improve operational performance or is unable to raise sufficient funding, it may not be able to meet its current and future obligations.

Accordingly, the company has determined that these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the date these financial statements are issued.

Management’s plans to identify adequate sources of funding to provide operating capital for continued growth. Auditing the Company’s assessment and related disclosures regarding its ability to continue as a going concern required significant auditor judgment due to the high level of uncertainty surrounding the projections and assumptions related to the timing and likelihood of future cash flows, including external funding which cannot be assumed. Assessing whether the Company’s disclosures adequately reflect the uncertainty and risks associated with its going concern status also demanded considerable auditor judgement and effort.

We have served as the Company’s auditor since 2024.

Cypress, Texas

May 13, 2026

Signing Day Sports, Inc.

Balance Sheets

	December 31,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$57,196	$181,271
Accounts receivable	25,152	75,168
Prepaid expense	12,120	23,554

Total current assets	94,468	279,993

Property and equipment, net	8,422	12,708
Internally developed software, net	452,655	660,485
Operating lease right of use asset, net	48,881	130,164
Intangible assets, net	-	7,333
Deferred offering costs	-	-
Other assets	34,232	24,000

Total assets	$638,658	$1,114,683

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable	$1,151,036	$2,251,307
Accrued liabilities	680,446	456,290
Deferred revenue	1,427	2,416
Current operating lease right of use liability	54,878	89,447
Warrant liability	-	35,190
Loans payable	-	431,030

Total current liabilities	1,887,787	3,265,680

Non-current liabilities
Noncurrent operating lease liability	-	54,877

Total liabilities	$1,887,787	$3,320,557

Stockholders’ equity (deficit)

Common stock: par value $0.0001 per share; 150,000,000 authorized shares, 4,232,781 and 909,232 shares issued and outstanding as of December 31, 2025 and 2024, respectively	425	92
Preferred Stock: 150,000,000 authorized shares, 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively.	-	-
Additional paid-in capital	28,663,831	23,478,933
Subscription receivable	(11)	(11)
Accumulated deficit	(29,913,374)	(25,684,888)

Total stockholders’ equity (deficit)	(1,249,129)	(2,205,874)

Total liabilities and stockholders’ equity	$638,658	$1,114,683

The accompanying notes are an integral part of these financial statements.

Signing Day Sports, Inc.

Statements of Operations

	For the Year Ended December 31,
	2025	2024

Revenues, net	$307,991	$615,551
Cost of revenues	37,036	200,802

Gross profit	270,955	414,749

Operating cost and expenses
Advertising and marketing	6,808	94,814
General and administrative	5,005,153	7,813,759

Total operating expenses	5,011,961	7,908,573

Net loss from operations	(4,741,006)	(7,493,824)

Other income (expense)
Interest expense	(7,329)	(774,399)
Deferred tax income, net	-	(65,000)
Change in fair value of derivative and gain on warrant exercise	10,764	332,325
Other income (expense), net	509,085	(725,054)
Total other income (expense)	512,520	(1,232,128)

Net loss	$(4,228,486)	$(8,725,952)

Weighted Average Common shares outstanding - basic and diluted	3,326,345	426,931

Net loss per common share - basic and diluted	$(1.27)	$(20.44)

The accompanying notes are an integral part of these financial statements.

Signing Day Sports, Inc.

Statements of Stockholders’ Equity (Deficit)

			Additional			Total Stockholders’
	Common Stock		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balance at December 31, 2023	276,013	$29	$18,703,049	$(11)	$(16,958,936)	$1,744,131

Stock-based compensation expense	87,667	10	1,397,792	-	-	1,397,802

Issuance of commitment fee pursuant to equity line of credit	14,798	1	505,359	-	-	505,360

Issuance of common stock pursuant to equity line of credit	2,385	1	50,625	-	-	50,626

Stock-based compensation canceled / returned	(17,241)	(4)	(181,256)	-	-	(181,260)

Issuance of commitment fee Firstfire Prom Note	5,787	1	81,110	-	-	81,111

Boustead Issuance on Firstfire Transaction	273	1	3,832	-	-	3,833

FirstFire Convertible Note and Interest Converted	42,744	4	615,503	-	-	615,507

Bevilacqua PLLC Warrants Exercised	52,083	5	24,995	-	-	25,000

Bevilacqua PLLC Warrants Issued for letter of credit extension	-	-	625,000	-	-	625,000

Clayton Adams Warrants Converted	6,944	1	103,332	-	-	103,333

Common stock issued for consulting services	13,934	1	127,213	-	-	127,214

Boustead Termination Agreement	62,500	6	736,875	-	-	736,881

Firstfire Warrants Exercised	23,792	2	214,132	-	-	214,134

Stock Split Round Up Shares	197,041	20	(20)	-	-	-

ATM Agreement Issuance	140,512	14	471,393	-	-	471,407

Net loss	-	-	-	-	(8,725,952)	(8,725,952)

Balance at December 31, 2024	909,232	$92	$23,478,933	$(11)	$(25,684,888)	$(2,205,874)

Stock-based compensation expense	-	-	214,520	-	-	214,520

ATM Agreement Issuance	2,969,903	297	4,591,551	-	-	4,591,848

FirstFire Warrants Exercised	18,646	2	47,732	-	-	47,734

Equity Line of Credit commitment fee	50,000	5	(5)	-	-	-

Equity Line of Credit issuance	285,000	29	331,100	-	-	331,129

Net loss	-	-	-	-	(4,228,486)	(4,228,486)

Balance at December 31, 2025	4,232,781	$425	$28,663,831	$(11)	$(29,913,374)	$(1,249,129)

The accompanying notes are an integral part of these financial statements.

Signing Day Sports, Inc.

Statements of Cash Flows

	For the Year Ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	$(4,228,486)	$(8,725,952)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	219,449	232,399
Amortization of debt discount	-	673,426
Commitment shares issued for common stock	-	509,193
Pre-funded warrants for legal letter of credit	-	625,000
Common stock issued for consulting services	-	127,214
Common stock issued in connection with Boustead warrants	-	736,881
Gain on change in fair value of warrants	(10,764)	(332,325)
Stock-based compensation	214,520	1,216,542
(Increase) decrease in assets:
Accounts receivable	50,016	(16,393)
Prepaid and other assets	1,202	170,787
Operating lease right of use asset	81,283	78,279
Deferred offering costs	-	-
Deferred tax asset	-	65,000
Increase (decrease) in liabilities:
Accounts payable	(1,100,271)	1,521,772
Accrued liabilities	224,156	137,453
Deferred revenue	(989)	(1,866)
Lease liabilities	(89,446)	(83,737)

Net cash used in operating activities	(4,639,330)	(3,066,327)

Cash flows from investing activities
Proceeds from investments	-	2,109,011
Development of internal software	-	24,376
Purchase of property and equipment	-	(15,789)

Net cash provided by investing activities	-	2,117,598

Cash flows from financing activities
Proceeds from issuance of convertible notes	-	416,000
Proceeds from loans payable	-	887,376
Payments on loans payable	(431,030)	-
Repayment of revolving line of credit	-	(2,000,000)
Payments on convertible notes	-	(56,715)
Proceeds from issuance of common stock pursuant to ATM Agreement	4,591,848	212,778
Proceeds from issuance of common stock pursuant to equity line of credit	351,129	50,626
Payment of equity issuance costs	(20,000)	-
Proceeds from exercise of warrants	23,308	25,000
Distribution to member	-	471,407

Net cash provided by financing activities	4,515,255	6,472

Net increase (decrease) in cash and cash equivalents	(124,075)	(942,257)

Cash and cash equivalents, beginning of period	181,271	1,123,528

Cash and cash equivalents, end of period	$57,196	$181,271

Supplemental cash flow information
Cash paid for interest expense	$7,329	$-

Supplemental disclosure of non-cash financing activities:
Issuance of common stock in accordance with exercise of warrants	$24,426	$-
Helena equity line-of-credit commitment fee shares	$-	$-
Amortization of deferred equity issuance costs	$-	$-

The accompanying notes are an integral part of these financial statements.

Signing Day Sports, Inc.

Notes to Financial Statements

Note 1 - Principal Business Activity and Significant Accounting Policies

Principal Business Activity

Signing Day Sports, Inc. (formerly known as Signing Day Sports, LLC) (“Company”) was formed and began operations in January 2019 and provides a digital ecosystem to help high school athletes get discovered and recruited by college coaches across the United States of America.

The Company’s website and mobile phone application provides an opportunity for athletes to create a personal profile by uploading measurables, videos of key drills, testing stats, academics, and demographic information. Coaches can evaluate a prospect’s video, watch two separate prospects side by side simultaneously, and perform other actions with the video to visually evaluate talent. Intangible assets consist of development software, customer lists, trademarks, software IP, and customer data in the form of verifiable video uploads, player statistics, and academic records.

Segment Disclosure

The Company determined that there is one reportable segment, with activities related to digital products. The website and mobile phone application have similar economic characteristics and nature of services. Refer to Note 14 Segment Information for further details.

Going Concern Considerations

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We sustained significant losses and negative cash flows from operations and are dependent on debt and equity financing to fund operations. We incurred a net loss of approximately $4.2 million and $8.7 million for the years ended December 31, 2025 and 2024, respectively. We had cash used in operating activities of approximately $4.7 million and $3.1 million for the years ended December 31, 2025 and 2024, respectively, and have an accumulated deficit of approximately $29.9 million and $25.7 million as of December 31, 2025 and 2024, respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

Failure to successfully continue to grow operational revenues could harm our profitability and adversely affect our financial condition and results of operations. We face all of the risks inherent in a new business, including the need for significant additional capital, management’s potential underestimation of initial and ongoing costs, and potential delays and other problems in connection with establishing sales channels.

We are continuing our plan to further grow and expand operations and seek sources of capital to pay our contractual obligations as they come due. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments, including certificates of deposit (“CDs”) purchased with an original maturity of three months or less at the date of purchase, to be cash equivalents. Cash deposits are held with financial institutions with investment-grade ratings in the United States of America, or U.S. Cash deposits may exceed federally insured limits. As of December 31, 2025 and 2024, cash and cash equivalents consisted of cash on deposit with banks denominated in U.S. dollars and investments in money market funds.

Accounts Receivable and Allowance for Credit Losses

Accounts Receivable are recorded at the invoiced amount. The Company may maintain an allowance for credit losses which represents the portion of accounts receivable that is not expected to be collected over the duration of its contractual life. Credit losses are recorded if the Company believes a customer may not be able to meet their financial obligations. A considerable amount of judgment is required in determining expected credit losses. Relevant factors include prior collection history of the customer, the related aging of past due balances, projections of credit losses based on past events or historical trends, and the consideration of forecasts of future economic conditions. Allowance for credit losses are based on facts available and are re-evaluated and adjusted on a regular basis. There were $25,152 and $75,168 of open receivables at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024 the Company believes the accounts receivable are fully collectable and thus there was no allowance for credit losses established.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated and the resultant gain or loss is reflected on the statement of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2025 and 2024.

Internally Developed Software

Software consists of an internally developed information system for use by the Company in matching athletes with qualified coaches. The Company has capitalized costs incurred with development and upgrades of the information system in accordance with applicable accounting standards. Costs incurred up to and including the feasibility stage of development as well as maintenance costs are expensed as incurred. The Company amortizes these capitalized costs on a straight-line basis over the estimated useful life of the asset of five years.

The Company periodically performs reviews of the recoverability of such capitalized technology costs. At the time a determination is made that capitalized amounts are not recoverable based on estimated cash flows to be generated from technology; any remaining capitalized amounts are written off. During the years ended December 31, 2025 and 2024 the Company did not have an impairment charge.

Intangible Assets

Intangible assets consist of customer lists, trademarks, software IP, and customer data in the form of verifiable video uploads, player statistics, and academic records. Intangible assets are stated at cost less accumulated amortization. For intangible assets that have finite lives, the assets are amortized using the straight-line method over the estimated useful lives of the related assets. For intangible assets with indefinite lives, the assets are tested periodically for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Accounting Standards Codification (“ASC”), 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholder’s equity (deficit) on the balance sheet.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Total cash balances exceeded insured balances by the Federal Deposit Insurance Corporation during the years ended December 31, 2025 and 2024. The Company has cash equivalents that are invested in highly rated money market funds invested only in obligations of the U.S. government and its agencies.

Warrant Liability

Warrants for shares that are not deemed to be indexed to the Company’s shares are classified as liabilities in the consolidated balance sheets. At initial recognition, the Company classified these warrants as liabilities on the balance sheets at their estimated fair value. The liability classified warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized in gain or loss on fair value adjustment of stock warrant liabilities in the consolidated statements of operations.

Fair Value Measurements

The Company uses the fair value framework that prioritizes the inputs to valuation techniques for recognizing financial assets and liabilities measured on a recurring basis and for non-financial assets and liabilities when these items are re-measured. Fair value is considered to be the exchange price in an orderly transaction between market participants, to sell an asset or transfer a liability at the measurement date. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 – This level consists of valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 – This level consists of valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 – This level consists of valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect assumptions about inputs that market participants would use in pricing an asset or liability.

The Company’s financial instruments also include accounts receivable, accounts payable, and accrued liabilities. Due to the short-term nature of these instruments, their fair values approximate their carrying values on the balance sheet.

ASC 825, Financial Instruments (“ASC 825”), allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date.

The Company identified certain warrant instruments that are required to be presented on the balance sheets at fair value in accordance with ASC 820, Fair Value Measurement (“ASC 820”). The balance of the related warrant liability was $0 and $35,190 as of December 31, 2025 and 2024, respectively.

Due to the short-term nature of all other financial assets and liabilities, their carrying value approximates their fair value as of the balance sheet dates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of internally developed software and net operating loss and research and development tax credit carry forwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025 and 2024, there were no unrecognized tax benefits. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. As of December 31, 2025, the 2021 through 2025 tax years generally remain subject to examination by federal and state authorities.

Deferred Revenue

Deferred revenues are contract liabilities for collections on subscription agreements in excess of revenue recognized.

Revenue Recognition

The Company accounts for revenue under the guidance of ASC 606, Revenue from Contracts from Customers (“ASC 606”).

ASC 606 prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. The five steps are as follows: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from performance obligations satisfied at a point in time consist of sales to individuals representing a one-month subscription and are recognized at the end of the subscription.

Revenue from performance obligations satisfied over time consists of the sale of subscription agreements to individual organizations or customers that are more than one month in duration and are recognized on a monthly basis over the life of the subscription agreement.

Subscription Terms

Users may access the Company’s website and application on either a free-trial or paid basis. Users that are not eligible or no longer eligible for free-trial access are required to have subscriptions by making payment to the Company prior to access to the Company’s website and application. If a required payment is not made, access to the Company’s website and application is suspended until the required payment is received.

Advertising Costs

Advertising and marketing costs are expensed as incurred. Such costs amounted to $6,808 and $94,814 for the years ended December 31, 2025 and 2024, respectively. Advertising costs are included in advertising and marketing expenses in the Statements of Operations.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as the amortization period of the asset that otherwise would have been recognized is estimated to be one year or less.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense at the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all stock-based awards granted to employees, officers, and directors based on the grant date fair value. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Basic and Diluted Net Loss per Common Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for each period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the dilutive effect of shares issuable through the common stock equivalents. The weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. As the Company generated net losses for the periods presented, diluted net loss per share is the same as basic loss per share as the effect of the issuance of restricted stock awards, stock options, and warrants would be anti-dilutive.

The following potentially dilutive shares were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive:

	Year Ended December 31,
	2025	2024
Stock options	6,024	6,024
Warrants	20,306	38,952

Leases

At the inception or modification of a contract, the Company determines whether a lease exists and classifies its leases as an operating or finance lease at commencement. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent their obligation to make lease payments arising from the lease.

As most of the Company’s leases generally do not provide an implicit interest rate, the lease liability is calculated at lease commencement as the present value of unpaid lease payments using the Company’s estimated incremental borrowing rate. The incremental borrowing rate represents the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term and is determined using a portfolio approach based on information available at the commencement date of the lease.

The right-of-use asset also reflects any prepaid rent, initial direct costs incurred, and lease incentives received. The Company’s lease terms may include optional extension periods when it is reasonably certain that those options will be exercised.

Leases with an initial expected term of 12 months or less are not recorded in the Balance Sheet and the related lease expense is recognized on a straight-line basis over the lease term. For certain classes of underlying assets, the Company has elected to not separate fixed lease components from the fixed non-lease components.

New Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it which are listed below:

On November 4, 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” that improves financial reporting by requiring public companies to disclose additional information about certain expenses in the notes to the financial statements. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2023-07 and intends to adopt and report on this topic as required by this ASU.

Note 2 - Revenue

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations as of:

	For the Year Ended December 31,
	2025	2024
Revenue recognized over time	$4,117	$615,551
Revenue recognized at a point in time	303,874	-
Total revenue from contracts with customers	$307,991	$615,551

The following table presents our contract liabilities (deferred revenue) and certain information related to these balances as of:

	December 31,
	2025	2024
Contract liabilities (deferred revenue)	$1,427	$2,416

	For the Year Ended December 31,
	2025	2024
Revenue recognized in the period from:
Amounts included in contract liabilities at the beginning of the period	$1,431	$4,282

The Company recognized the December 31, 2024 balance fully in the year ended December 31, 2025. The Company expects to recognize the December 31, 2025 balance fully in the year ended December 31, 2026.

Revenue Concentration

Apple

For the year ended December 31, 2025, 5,759 Apple units sold accounted for approximately 41% of the annual revenue recorded. For the year ended December 31, 2024, 8,281 Apple units sold accounted for approximately 30% of the annual revenue recorded.

Shopify

For the year ended December 31, 2025, 1,302 Shopify units sold accounted for approximately 45% of the annual revenue recorded. For the year ended December 31, 2024, 3,142 Shopify units sold accounted for approximately 55% of the annual revenue recorded.

Note 3 - Property and Equipment, net

The Company’s property and equipment include the following:

	December 31,
	2025	2024
Office Furniture	$21,430	$21,430
Less: accumulated depreciation	(13,008)	(8,722)
Property and equipment, net	$8,422	$12,708

Depreciation expense of property and equipment was $4,286 and $8,158 for the years ended December 31, 2025 and 2024, respectively.

Note 4 - Internally Developed Software

Internally developed software asset consists of the following:

		Accumulated
	Cost Basis	Amortization	Impairment	Net
	December 31, 2025
Internally developed software	$1,039,151	$(586,496)	$-	$452,655

December 31, 2024
Internally developed software	$1,039,151	$(378,666)	$-	$660,485

Amortization expense for the years ended December 31, 2025 and 2024, was $207,830 and $210,674, respectively.

Note 5 - Intangible Assets

The Company’s intangible assets include the following:

		Accumulated
	Cost Basis	Amortization	Net
	December 31, 2025
Intellectual property	$22,000	$(22,000)	$-
Proprietary technology	18,700	(18,700)	-
Total	$40,700	$(40,700)	$-

	December 31, 2024
Intellectual property	$22,000	$(14,667)	$7,333
Proprietary technology	18,700	(18,700)	-
Total	$40,700	$(33,367)	$7,333

Amortization expense for the years ended December 31, 2025 and 2024 was $7,333 and $13,567, respectively. As of December 31, 2025, the Company’s intangible assets are fully depreciated, and no additional amortization expense will be recognized in future periods.

Note 6 - Accrued Liabilities

	December 31,
	2025	2024
Accrued Expenses	$89,310	$14,583
Accrued Payroll	118,701	179,940
Accrued Interest	472,435	261,767
Total Accrued Expenses	$680,446	$456,290

8% Nonconvertible Unsecured Promissory Notes

During the year ended December 31, 2023, the Company entered into 11 unsecured nonconvertible notes payable for $2,350,000 bearing interest at 8%, with no monthly payments, with warrants that are automatically exercised upon an IPO or other “Liquidity Event” as defined in such notes.

In connection with the closing of the Company’s initial public offering on November 14, 2023, warrants to purchase a total of 19,584 shares of common stock at an exercise price of $120 per share were automatically exercised. The proceeds were automatically used to repay the outstanding principal underlying 8% nonconvertible promissory notes consisting of $2,350,000. On the same date, a total of $113,304 in accrued interest under the promissory notes became due upon the request of the noteholders. Subsequent to November 14, 2023, the Company has paid $11,836 of the interest under these promissory notes at the request of one noteholder, and the remaining accrued interest balance was $101,468 as of December 31, 2025.

Note 7 - Notes Payable

The Company’s notes payable consists of the following:

	December 31,
	2025	2024
Daniel Nelson Promissory Notes	$-	$281,030
October 2024 Note	-	150,000
	$-	$431,030
Less unamortized debt issuance costs	-	-
Debt, less unamortized debt issuance costs	$-	$431,030

Daniel Nelson Promissory Note

On April 11, 2024, Daniel Nelson advanced $100,000 to the Company, without repayment terms. On April 25, 2024, the Company issued a promissory note to Mr. Nelson, dated April 25, 2024, in the base principal amount of $100,000 (the “April 2024 Note”). The April 2024 Note permits Mr. Nelson to make advances under the April 2024 Note of up to $100,000 in addition to the $100,000 base principal amount. On May 1, 2024, Mr. Nelson, advanced $75,000 subject to the terms of the April 2024 Note. On June 14, 2024, Mr. Nelson advanced $2,500 subject to the terms of the April 2024 Note. The base principal and all advances under the April 2024 Note will accrue interest at a monthly rate of 3.5%, compounded monthly, while such funds are outstanding, from the 30th day following the date of issuance of the April 2024 Note to the 150th day following the date of issuance of the April 2024 Note, assuming that it is not prepaid.

On September 16, 2024, the Company issued a promissory note to Mr. Nelson, dated September 16, 2024, in the principal amount of $100,000 (the “September 2024 Note,” and together with the April 2024 Note, the “2024 Daniel Nelson Promissory Notes”). The September 2024 Note permits Mr. Nelson to make additional advances under the September 2024 Note of up to $100,000. The principal and any advances under the September 2024 Note will accrue interest at a monthly rate of 20%, compounded monthly, from the 30th day following the date of issuance of the September 2024 Note to the 150th day following the date of issuance of the September 2024 Note.

The outstanding balance as of December 31, 2024 was $281,030 plus interest of $148,073 for a total of $429,103. In January 2025, the Company made full payment of the balance of all principal and accrued interest in the amount of $437,406 under the 2024 Daniel Nelson Promissory Notes. The outstanding balance of the 2024 Daniel Nelson Promissory Notes as of December 31, 2025 was $0.

October 2024 Note

On October 7, 2024, the Company issued a Convertible Promissory Note to DRCR, dated October 7, 2024, in the principal amount of $150,000 (the “October 2024 Note”). The principal accrued interest at an annual rate of 35%. The principal and accrued interest will become payable on the date of written demand any time after the closing of the Company’s next financing transaction (the “Payment Date”). The Company is required to make full payment of the balance of all principal and accrued interest on the Payment Date. The Company may prepay the principal and any interest then due without penalty. If any amount is not paid when due, such overdue amount will accrue default interest at a rate of 37%. The October 2024 Note contains customary representations, warranties, and events of default provisions.

The outstanding balance at December 31, 2024 was $150,000 plus interest of $12,226 for a total of $162,226. On March 4, 2025, the Company made full payment of the balance of all principal and accrued interest under the October 2024 Note. The outstanding balance at December 31, 2025 is $0.

Note 8 - Fair Value of Financial Instruments

The determination of fair value measurements is based on the assumptions that market participants would use in pricing the asset or liability.

The carrying amount of the Company’s First May 2024 Warrants and First June 2024 Warrants approximates fair value as the warrants are remeasured each reporting period. The Company used a Black Scholes model to value the Company’s warrants. The significant unobservable input used in the fair value measurement of the Company’s Level 3 liabilities is the volatility, which was developed using historical data of the Company or of peer companies when there is limited availability of market data. A significant increase (decrease) in these inputs could result in a significantly higher (lower) fair value measurement.

There were no transfers between levels during the years ended December 31, 2025 and 2024.

The following table provides the fair value of the Company’s financial liabilities carried at fair value and measured on a recurring basis:

		As of December 31,
	Level	2025	2024
Warrant liability	3	-	$35,190

The following table provides the fair value of the Company’s financial liabilities carried at fair value and measured on a recurring basis:

Derivative Liability
Balance at December 31, 2024	$35,190
Extinguishment of warrant liability upon exercise	(24,426)
Gain on change in fair value of warrant liability	(10,764)
Balance at December 31, 2025	$-

Note 9 - Leases

In November 2022, the company signed a 6-month short-term lease for office space which expired on April 30, 2023. Rent for the first month was $6,742 and was $7,491 plus rental tax for each subsequent month through April 2023. The Company amended and renewed this office space lease under a long-term operating lease which commenced on May 4, 2023 and ends on August 3, 2026. Monthly rent ranged from $7,359 to $8,042 per month plus tax. The lease contains escalating rental payments and one option to renew for up to three years. The exercise of the lease renewal option is at the Company’s sole discretion. The lease agreement does not include any material residual value guarantees or material restrictive covenants. Lease expense for each of the years ended December 31, 2025 and 2024 was $84,619.

For certain classes of underlying assets, the Company has elected to not separate fixed lease components from the fixed non-lease components. As of December 31, 2025 and 2024, there were no leases with an expected term greater than 12 months. The weighted average remaining lease term (in years) is 0.58 and the weighted average discount rate is 3.47%.

Total lease assets and liabilities were as follows:

	December 31,
	2025	2024
Operating lease right of use asset	$259,121	$259,121
Less: operating asset lease accumulated depreciation	(210,240)	(128,957)
Net operating lease right of use asset	$48,881	130,164
Current operating lease liability	$54,878	$89,447
Noncurrent operating lease liability	-	54,877
Total operating lease liability	$54,878	$144,324

Future minimum lease payments under non-cancelable leases as of December 31, 2025 were as follows:

Years ending December 31,	Amount
2026	55,358
Total future minimum lease payments	$55,358
Less: interest	480
Total lease liability	$54,878

Note 10 - Income Taxes

There was no deferred tax income and no current expense for the years ended December 31, 2025 and 2024. Deferred tax income was zero and $(65,000) as of December 31, 2025 and 2024, respectively.

Deferred tax assets consist of the following components as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Deferred Tax Asset
Net operating loss carryforwards	$6,538,356	$4,680,000
Internally developed software / Intangibles	497,504	810,000
Furniture and fixtures	(1,052)	4,000
Charitable Contribution Carryforward	778	3,000
R&D Tax Credit Carryforwards	59,143	59,000
AZ Refundable R&D Tax Credit	-	-
Net deferred tax assets before valuation allowance	$7,094,729	$5,556,000

Less valuation allowance	(7,094,729)	(5,556,000)

Net deferred tax assets	$-	$-

The Company has a valuation allowance against most of the amount of its net deferred tax assets due to the uncertainty of realization of the deferred tax assets due to the operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income.

As of December 31, 2025 and 2024, the Company had approximately $26,289,077 and $18,060,708, respectively, of federal net operating loss carryforwards available to offset future taxable income. Under current tax law, the federal net operating losses generated do not expire and may be carried forward indefinitely. As of December 31, 2025 and 2024, the Company has approximately $59,143 and $59,000, respectively, of federal and state research and development credits. The remaining federal research and development credit from 2023 will expire in 2043, 2022 will expire in 2042, and the 2021 credits expire in 2041.

Note 11 - Stockholder’s Equity (Deficit)

Equity Incentive Plan

In August 2022, the Board of Directors adopted the Company’s 2022 Equity Incentive Plan (the “2022 Plan”), effective as of August 31, 2022. Awards that may be granted under the 2022 Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards. The purpose of the 2022 Plan is to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the stockholders of the Company; and (c) promote the success of the Company’s business. The 2022 Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan and the provisions of Section 409A of the Code (if applicable), the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan. The Board initially reserved 750,000 shares of common stock issuable upon the grant of awards. Stock options comprise all of the awards granted since the 2022 Plan’s inception. On February 27, 2024, the stockholders of the Company and the board approved an amendment to the Plan to increase the number of authorized shares of common stock available for issuance under the Plan from 750,000 shares of common stock to 2,250,000 shares of common stock. On September 18, 2024, the stockholders of the Company approved the Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan, which further increased the number of shares of common stock reserved for issuance under the Plan to 93,750 shares of common stock.

On November 17, 2025, the stockholders of the Company approved Amendment No. 1 to the Plan, which further increased the number of shares of common stock reserved for issuance under the Plan to 1,000,000 shares of common stock.

As of December 31, 2025, there were 921,658 shares available for grant under the 2022 Plan and the Company had granted 72,318 restricted stock awards and stock options to purchase 6,024 shares of common stock outstanding. The stock options generally vest based on one to four years of continuous service and have ten-year contractual terms. The restricted stock generally vests based on one to two years of continuous service.

As of December 31, 2024, there were 15,408 shares available for grant under the 2022 Plan and the Company had granted 72,318 restricted stock awards and stock options to purchase 6,024 shares of common stock outstanding. The stock options generally vest based on one to four years of continuous service and have ten-year contractual terms. The restricted stock generally vests based on one to two years of continuous service.

Common Stock

The Company is authorized to issue 150,000,000 shares of $0.0001 par value common stock as of December 31, 2025 and 2024. The Company has 4,232,781 and 909,232 shares issued and outstanding as of December 31, 2025 and 2024, respectively.

Preferred Stock

The Company’s board of directors is authorized to designate the terms and conditions of any preferred stock the Company may issue without further action by the stockholders of the Company.

At The Market Offering Agreement

On December 2, 2024, the Company entered into the At The Market Offering Agreement, dated December 2, 2024 (the “ATM Agreement”), by and between the Company and H.C. Wainwright & Co., LLC, as sales agent (“Wainwright”). Pursuant to the ATM Agreement, the Company may offer and sell, from time to time, shares of common stock, through or to Wainwright as the Company’s sales agent or as principal, subject to the terms and conditions set forth in the ATM Agreement. As of December 31, 2025, the Company has registered the sale, at its discretion, of shares of common stock in an aggregate offering amount up to $5,072,010 under the ATM Agreement. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices to sell shares of common stock from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the ATM Agreement generally, Wainwright may sell shares of common stock by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act.

The offer and sale of shares of common stock under the ATM Agreement is registered and being conducted pursuant to the Company’s shelf registration statement on Form S-3, which was filed with the SEC on December 2, 2024 (File No. 333-283559) (the “Shelf Registration Statement”), and the related prospectus, as supplemented by prospectus supplements pursuant to Rule 424(b) under the Securities Act. The Shelf Registration Statement was declared effective by the SEC on December 5, 2024. The Company is not obligated to make any sales of shares of common stock under the ATM Agreement and no assurance can be given that the Company will sell any shares of common stock under the ATM Agreement, or, if the Company does, as to the price or amount of shares of common stock that the Company will sell, or the dates on which any such sales will take place.

The Company or Wainwright, under certain circumstances and upon notice to the other, may suspend the offering of shares of common stock under the ATM Agreement. As of December 31, 2025, the offering of shares of common stock pursuant to the ATM Agreement will terminate upon the sale of shares of common stock in an aggregate offering amount equal to $5,072,010, or sooner if either the Company or Wainwright terminates the ATM Agreement.

The Company will pay Wainwright a cash commission equal to 3.0% of the gross proceeds from each sale of shares of common stock sold pursuant to the ATM Agreement, and will reimburse Wainwright for certain specified expenses, including the documented fees and costs of its legal counsel reasonably incurred in connection with entering into the transactions contemplated by the ATM Agreement in an amount up to $50,000 and up to $2,500 per due diligence update session.

The Company made certain customary representations, warranties and covenants in the ATM Agreement concerning the Company and the Shelf Registration Statement, prospectus, prospectus supplement and other documents and filings relating to the offering of the shares of common stock. In addition, the Company has agreed to indemnify Wainwright against certain liabilities, including liabilities under the Securities Act.

During the year ended December 31, 2025, 4,591,848 shares were sold through Wainwright under the ATM Agreement. As of December 31, 2025, $8,719 of the maximum aggregate offering amount of $5,072,010 under the ATM Agreement had not been sold.

Share-Based Payment Valuation

The grant date fair value of stock options granted containing service-based vesting conditions and generally vesting in certain increments over time is determined using the Black-Scholes option-pricing model. The grant-date fair value of the underlying common stock is calculated utilizing the closing price on the date of grant as reported by NYSE American LLC.

No stock options or restricted stock awards were granted or exercised during the year ended December 31, 2025 and thus, only continued vesting of awards granted in the prior year.

The total grant-date fair value of the restricted stock granted during the year ended December 31, 2024 was $1,449,888. Stock-based compensation expense during the year ended December 31, 2025 and 2024 is $214,520 and $1,396,483, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $50,612 as of December 31, 2025.

Helena Equity Line of Credit

On July 21, 2025, the Company entered into a purchase agreement, dated as of July 21, 2025 (the “Helena Purchase Agreement”), between Signing Day Sports and Helena Global Investment Opportunities 1 Ltd. (“Helena”). Under the Helena Purchase Agreement, the Company has the right, but not the obligation, to direct Helena to purchase up to $10 million (the “Helena Commitment Amount”) in shares of common stock of the Company ($0.0001 par value per share), subject to the terms and conditions contained in the Helena Purchase Agreement. The Helena Purchase Agreement began on July 21, 2025 and will terminate on the earliest of the first day of the month following the 36-month anniversary of the start date (August 1, 2028) or the date on which Helena shall have made purchases of common stock equal to the Commitment Amount (the “Commitment Period”).

Pursuant to the Helena Purchase Agreement, the Company may direct Helena to purchase a certain portion of the Helena Commitment Amount (“Helena Advance”) by delivering a notice (“Helena Advance Notice”) to Helena. The Company shall, in its sole discretion, select the amount of the Helena Advance requested by the Company in each Helena Advance Notice.

In consideration for Helena’s execution of the Helena Purchase Agreement, the Company agreed to issue 50,000 shares of Signing Day Sports common stock to Helena (the “Commitment Fee Shares”), having an aggregate value of $97,000 as of July 21, 2025, within one day of the date of authorization of such issuance of common stock by the NYSE American LLC. The Commitment Fee Shares were deemed to be fully earned on the date of the Helena Purchase Agreement. In addition, the Company is responsible for up to $25,000, payable in cash of Helena’s customary due diligence and legal fees in connection with the Helena Purchase Agreement.

During the year ended December 31, 2025, the Company issued 285,000 shares pursuant to the Helena Purchase Agreement with an aggregate gross value of $351,100. The Company incurred issuance costs of $20,000 in connection with the offering, which were recorded as a reduction to additional paid-in capital, resulting in net proceeds of $331,100 as presented in the accompanying statement of shareholders’ equity (deficit).

Note 12 - Commitments and Contingencies

Legal

The Company may be a party to various legal actions arising from the normal course of business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage and does not believe the outcome of such legal actions will materially affect the Company’s operation and/or financial position.

Collaborative Arrangements

The company has entered into collaborative arrangements with various parties for the cross promotion of technologies and services within certain geographical areas. These arrangements do not commit the Company or the counterpart to any financial obligation. If these arrangements result in a formal project, the Company and the counterparties will receive certain equity consideration in the project or be given first right of refusal to provide their products or services to the projects, as defined by the respective agreements. To date, these arrangements have not resulted in any formal projects.

Business Combinations

On May 27, 2025, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“Holdings”), One Blockchain LLC, a Delaware limited liability company (“One Blockchain”), BCDI Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Holdings (“Merger Sub I”), and BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub II”), dated as of May 27, 2025 (the “Business Combination Agreement”).

The Business Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, the parties will effect a business combination transaction in which: (a) Merger Sub I will merge with and into Signing Day Sports (the “First Merger”), with Signing Day Sports surviving the First Merger as a direct wholly owned subsidiary of Holdings; and (b) Merger Sub II will merge with and into One Blockchain (the “Second Merger” and, together with the First Merger, the “Mergers,” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with One Blockchain surviving the Second Merger as a direct wholly owned subsidiary of Holdings. At the effective time of the First Merger, each outstanding share of common stock of Signing Day Sports, $0.0001 par value per share (collectively, “SGN Shares”), will be automatically canceled and converted into the right to receive a registered common share, $0.0001 par value per share, of Holdings (collectively, “Holdings Shares”). Each outstanding Signing Day Sports option and warrant will be assumed by Holdings and converted into options and warrants, respectively, to acquire Holdings Shares, with the same terms and conditions, including exercise price, and each assumed option will immediately become fully vested. At the effective time of the Second Merger, the outstanding membership interests of One Blockchain (collectively, “One Blockchain Membership Interests”) will be canceled and converted into the right to receive a number of Holdings Shares equal to the quotient of the total number of SGN Shares outstanding immediately prior to the First Merger on a fully diluted and as-converted basis, not including certain out-of-the-money derivative securities, divided by 0.085, less the total number of Holdings Shares that the SGN Shares will be converted into the right to receive at the effective time of the First Merger, subject to certain adjustments.

The Business Combination Agreement provides for the issuance of additional Holdings Shares (the “Earnout Shares”) to the members of One Blockchain as of immediately prior to the closing of the Mergers (the “Closing”) if the net income plus interest, taxes, depreciation and amortization of Holdings for the fiscal year ending December 31, 2026 equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the total number of Holdings Shares issued to the members of One Blockchain prior to the One Blockchain Merger, subject to adjustment.

In addition, the Business Combination Agreement provides that Holdings will issue to Maxim Partners LLC (“Maxim”) (or its designees) a number of Holdings Shares equal to 3.5% of the total transaction enterprise value at the Closing, and, if applicable, 3.5% of the Earnout Shares, in accordance with the M&A Advisory Agreement between Blockchain One c/o VCV Digital and Maxim Group LLC dated January 29, 2025. The number of Holdings Shares issued to Maxim (or its designees) will reduce only the equity ownership otherwise allocable to the holders of One Blockchain Membership Interests. The Business Combination Agreement provides that Holdings may adjust the number of Holdings Shares into which the SGN Shares and the One Blockchain Membership Interests may be converted so long as the aggregate number of Holdings Shares that the stockholders of Signing Day Sports are entitled to receive pursuant to the terms of the Business Combination Agreement will be at least 8.5% of the Holdings Shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the Holdings Shares to become listed on the NYSE American LLC (the “NYSE American”).

The Closing is subject to the satisfaction or, to the extent permissible, the waiver, of certain conditions, including: (i) the expiration or termination of applicable antitrust waiting periods and any required antitrust consents having been obtained; (ii) approval of the Business Combination Agreement, the Mergers and the other contemplated Transactions by the requisite vote of Signing Day Sports stockholders; (iii) the Registration Statement (as defined below) having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and not being subject to any stop order or proceeding seeking a stop order or having been withdrawn; (iv) the approval for listing of the Holdings Shares to be issued pursuant to the Business Combination Agreement on the NYSE American (or another national securities exchange); (v) the absence of any law or order prohibiting the Transactions; (vi) the accuracy of the parties’ representations and warranties and compliance with their covenants, subject to specified materiality standards; (vii) the termination of the employment agreements of each of Craig Smith, the Chief Operating Officer and Secretary of Signing Day Sports, Daniel Nelson, the Chairman and Chief Executive Officer of Signing Day Sports, and Jeffry Hecklinski, the President of Signing Day Sports without any continuing liability to Signing Day Sports, Holdings, or One Blockchain; (viii) the execution of Executive Consulting Agreements with Holdings or one of its subsidiaries that provide that each of Mr. Smith, Mr. Nelson, and Mr. Hecklinski will be engaged as a consultant for a 24-month term and certain severance compensation; and (ix) other customary closing conditions.

Note 13 - Related Party Transactions

Daniel Nelson Promissory Notes

During the years ended December 31, 2025 and 2024, the Company entered into various promissory notes with Daniel Nelson, the Chief Executive Officer, Chairman, and a director of the Company. Refer to Note 7 for a discussion of the Daniel Nelson Promissory Notes.

Note 14 - Segment Information

The Company has one reportable segment. The Company’s chief operating decision maker (“CODM”) is the executive team, including the chief executive officer, chief financial officer, chief operating officer, and president. The Company’s CODM reviews gross profit and net cash used in operating activities to evaluate profitability and make strategic decisions. These financial metrics are used by the CODM to make key operating decisions, such as the allocation of budget between advertising and marketing and general and administrative expenses.

Note 15 - Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2025 through [April 23, 2026], the date these financial statements were available to be issued. The following material subsequent events were identified that require disclosure:

As described in Note 12 – Commitments and Contingencies, on March 13, 2026, the stockholders of the Company approved the Business Combination Agreement and the transactions contemplated thereby. On March 16, 2026 (the “Closing Date”), the Closing of the Business Combination occurred. On the Closing Date, (i) the First Merger was consummated, with the Company surviving as a direct, wholly-owned subsidiary of Holdings, and (ii) the Second Merger was consummated, with One Blockchain surviving as a direct, wholly-owned subsidiary of Holdings.

Exchange Ratio and Holdings Shares Issued

Pursuant to the Business Combination Agreement, the Exchange Ratio was determined by dividing (i) the last reported sale price of the Company’s common stock on the last trading day prior to Closing, which was $0.70 per share as reported on March 13, 2026, by (ii) 7.5, subject to rounding up of fractional Holdings Shares to one (1) whole share. The final Exchange Ratio was established at 0.09334. On the Closing Date, Holdings Shares were issued as follows:

●	3,198,511 Holdings Shares to the former holders of SGN Shares (representing approximately 8.5% of the combined entity), subject to rounding adjustments;

●	33,225,888 Holdings Shares to the former members of One Blockchain (representing approximately 88.3% of the combined entity); and

●	1,204,669 Holdings Shares to Maxim Group LLC, as designee of Maxim, as advisory consideration in accordance with the M&A Advisory Agreement described in Note 12 (representing approximately 3.2% of the combined entity).

In addition, each outstanding option and warrant to purchase SGN Shares that remained unexercised as of the Closing Date was converted in accordance with the terms described in Note 12, applying an Exchange Ratio of 0.09334. All converted options became fully vested immediately upon Closing.

Accounting Acquirer

Because the former members of One Blockchain received approximately 88.3% of the outstanding Holdings Shares at Closing, One Blockchain is expected to be treated as the accounting acquirer in the Business Combination under ASC Topic 805, Business Combinations. The financial statements of the combined entity will reflect Holdings as the continuing reporting entity going forward, and the Company’s historical standalone financial statements will not be presented after the Closing.

NYSE American Listing

On March 17, 2026, the Company’s common stock ceased trading on the NYSE American LLC under the symbol “SGN,” and Holdings Shares commenced trading on the NYSE American LLC under the symbol “AIB.”

Also on March 13, 2026, the Compensation Committee approved immediately-vesting restricted stock grants totaling 471,000 shares to three executive officers under the Plan, which will be recognized as stock-based compensation expense in the first quarter of fiscal 2026. On the same date, the Company issued 3,172,704 Additional Termination Shares to Boustead pursuant to the Amended Termination Agreement, following receipt of NYSE American authorization and stockholder approval under Section 713 of the NYSE American Company Guide, and delivered written notice of termination of the Helena Purchase Agreement, which became effective March 20, 2026. On March 16, 2026, concurrent with the Closing, all of the Company’s executive officers and directors resigned; none of the resignations were the result of any disagreement with the Company. The events described in this note represent non-recognized subsequent events under ASC 855-10-25, as the underlying conditions did not exist as of December 31, 2025, and accordingly no adjustments have been made to the accompanying financial statements.